AVINO SILVER & GOLD MINES LTD.
400 - 455 Granville Street
Vancouver, BC V6C 1T1
Phone (604) 682-3701
Fax (604) 682-3600

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Avino Silver & Gold Mines Ltd.
Interim Balance Sheets

	October 31, 2004	January 31, 2004
	(unaudited)	(audited)

	$	$
ASSETS
Current
Cash	2,581,588	2,832,457
Accounts receivable and prepaid expenses	25,558	31,988
Due from related parties	-	2,884

	2,607,146	2,867,329

Property, plant and equipment	3,126	4,033

Mineral properties interests (Note 2)	299,621	224,101

Investment in Cia Minera Mexicana de Avino,
S.A. de C.V.	1	1

Investments in Related Companies	427,084	427,084

	3,336,978	3,522,548

LIABILITIES
Current
Accounts payable and accrued liabilities	9,937	45,482
Due to related parties (Note 4)	211,766	260,228

	221,703	305,710

SHAREHOLDERS' EQUITY
Share capital (Note 3)	17,007,530	16,574,340
Contributed surplus	246,123	184,967
Treasury shares	(101,869)	(101,869)
Deficit	(14,036,509)	(13,440,600)

	3,115,275	3,216,838

	3,386,978	3,522,548

On behalf of the Board

"Louis Wolfin" Director

"David Wolfin" Director

See the accompanying notes to the interim financial statements.

Avino Silver & Gold Mines Ltd.
Interim Statements of Operations and Deficit
(Unaudited)

	Three months ended October 31,		Nine months ended October 31,
	2004	2003	2004	2003
	$	$	$	$
Revenue
Interest and other	9,816	-	28,238	64

Operating and Administrative Expenses
Administration fees	7,649	-	7,649	-
Amortization	302	-	907	-
Compensation expense	-	102,900	-	102,900
Interest	-	7,550	65	7,798
General mineral exploration costs	-	-	-	14,560
Management and consulting fees	21,850	9,500	62,297	26,500
Office and miscellaneous	4,653	15,481	42,948	31,484
Professional fees	6,334	8,559	20,333	23,095
Regulatory and compliance fees	5,451	7,089	37,265	22,203
Salaries and benefits	24,045	5,633	41,019	18,811
Shareholder and investor relations	19,404	9,365	40,160	17,695
Stock-based compensation	-	-	61,156	-
Travel and entertainment	7,633	10,450	45,312	22,319

	(97,321)	(176,527)	(359,111)	(287,365)

Loss before the following:	(87,505)	(176,527)	(330,873)	(287,301)
Due diligence review of Cia Minera
Mexicana de Avino, S.A. de C.V.	(101,937)	-	(265,036)	-

LOSS FOR THE PERIOD	(189,442)	(176,527)	(595,909)	(287,301)
DEFICIT, beginning of period	(13,847,067)	(13,105,783)	(13,440,600)	(12,995,009)
DEFICIT, end of period	(14,036,509)	(13,282,310)	(14,036,509)	(13,282,310)
LOSS PER SHARE	($0.02)	($0.02)	($0.06)	($0.04)

See the accompanying notes to the interim financial statements.

Avino Silver & Gold Mines Ltd.
Interim Statements of Cash Flows
(Unaudited)
	Three Months Ended October 31,		Nine Months ended October 31,
	2004	2003	2004	2003
	$	$	$	$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the period	(189,442)	(176,527)	(595,909)	(287,301)
Itesm not affecting cash:
Amortization	302	-	907	-
Stock-based compensation	-	102,900	61,156	102,900
	(189,140)	(73,627)	(533,846)	(184,401)
Net change in non-cash working capital
balances:
Accounts receivable and prepaid expenses	(9,552)	(45,943)	6,430	(56,275)
Due from related parties	2,884	-	2,884	-
Accounts payable and accrued liabilities	(120,977)	5,873	(35,545)	(2,273)
Due to related parties	(51,811)	-	(48,462)	-
	(368,596)	(113,697)	(608,539)	(242,949)
FINANCING ACTIVITIES
Shares issued for cash	9,600	523,720	433,190	574,860
Share subscriptions received	-	(282,840)	-	137,160
Related party advances	-	48,511	-	56,667

	9,600	289,391	433,190	768,687
INVESTING ACTIVITIES
Purchase of office equipment	-	-	-	(436)
Mineral property expenditures	(13,096)	(192)	(75,520)	(479)

	(13,096)	(192)	(75,520)	(915)
(Decrease) increase in cash	(372,092)	175,502	(250,869)	524,823
CASH, beginning of period	2,953,680	369,425	2,832,457	20,104
CASH, end of period	2,581,588	544,927	2,581,588	544,927

See the accompanying notes to the interim financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements
October 31, 2004
(Unaudited)

1. Basis of Presentation

These unaudited financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended January 31, 2004.

2. Mineral Property Interests

Mineral properties interests are recorded as follows:

Balance, January 31, 2004		$ 224,101
Expenditures in the period:
Olympic/Kelvin property:
Drilling	$ 37,341
Geological	17,486
Field Supplies and Other	7,597	62,424

Aumax property:
Assay	$ 2,910
Assessment	780
Geological	6,360	10,050

Eagle property:
Maps	$ 815
Travel	2,231	3,046

Balance, October 31, 2004		$ 299,621

3. Share Capital

(a) Authorized: 100,000,000 common shares without par value

(b) Issued:
	2004		2003
	Shares	Amount	Shares	Amount

Balance, January 31	9,869,775	$16,574,340	6,188,525	$13,346,387
Shares issued for cash:
- private placement	-	-	1,036,000	435,120
- exercise of warrants	502,000	261,040	267,000	154,860
- exercise of stock options	145,000	161,600	-	-
- prior year’s share subscriptions received	-	10,550	-	-
Share issuance costs	-	-	-	(15,120)
Balance, October 31	10,516,775	$17,007,530	7,491,525	$13,921,247

AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements
October 31, 2004
(Unaudited)

(c) Stock Options

Stock option transactions and the number of stock options outstanding are summarized as follows:

Underlying Shares

Balance, January 31, 2004	615,000
Exercised	(125,000)
Expired	(40,000)
Balance, October 31, 2004	450,000

As at October 31, 2004, the following incentive stock options were outstanding:

Stock Options Outstanding	Exercise Price	Expiry Date

80,000	$0.58	October 23, 2005
370,000	$1.20	October 21, 2008
450,000

(d) Share Purchase Warrants

Share Purchase Warrant transactions and the number of warrants outstanding are summarized as follows:

Underlying Shares

Balance, January 31, 2004	2,940,250
Exercised	(502,000)
Expired	0
Balance, October 31, 2004	2,438,250

As at October 31, 2004, the following share purchase warrants were outstanding:

Share Purchase Warrants Outstanding	Exercise Price	Expiry Date

323,000	$0.52	August 14, 2005
2,115,250	$1.58	December 19, 2005
2,438,250

AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements
October 31, 2004
(Unaudited)

4. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

(a)	During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i)
$77,219 for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)  $45,000 to a private company controlled by a Director for Management fees.

(b) Due to related parties consist of:

i)	$210,124 due to a private company as disclosed above;

ii)	$1,642 due to a public company with common directors.